EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

of 700 South Flower Street, Suite 200, Los Angeles, CA 90017

At the close of business December 31, 2011, published in accordance with Federal regulatory authority instructions.

Dollar Amounts in Thousands

ASSETS

Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	648
Interest-bearing balances	396
Securities:
Held-to-maturity securities	0
Available-for-sale securities	808,707
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold	95,500
Securities purchased under agreements to resell	0
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases, net of unearned income	0
LESS: Allowance for loan and lease losses	0
Loans and leases, net of unearned income and allowance	0
Trading assets	0
Premises and fixed assets (including capitalized leases)	7,620
Other real estate owned	0
Investments in unconsolidated subsidiaries and associated companies	1
Direct and indirect investments in real estate ventures	0
Not applicable
Intangible assets:
Goodwill	856,313
Other Intangible Assets	187,688
Other assets	175,314

Total assets	$2,132,187

LIABILITIES

Deposits:
In domestic offices	506
Noninterest-bearing	506
Interest-bearing	0
Not applicable
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased	0
Securities sold under agreements to repurchase	0
Trading liabilities	0
Other borrowed money:
(includes mortgage indebtedness and obligations under capitalized leases)	268,691
Not applicable
Not applicable
Subordinated notes and debentures	0
Other liabilities	228,471
Total liabilities	497,668
Minority interest in consolidated subsidiaries	0

EQUITY CAPITAL

Perpetual preferred stock and related surplus	0
Common stock	1,000
Surplus (exclude all surplus related to preferred stock)	1,121,520
Retained earnings	506,347
Accumulated other comprehensive income	5,652
Other equity capital components	0
Total bank equity capital	1,634,519
Noncontrolling (minority) interests in consolidated subsidiaries	0
Total equity capital	1,634,519

Total liabilities and equity capital (sum of items 21 and 28)	2,132,187

I, Karen Bayz, Chief Financial Officer of the above-named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

Karen Bayz	)	CFO

We, the undersigned directors (trustees), attest to the correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Timothy J. Vara, President/MD	)
Frank P. Sulzberger, MD	)	Directors (Trustees)
William D. Lindelof, MD	)